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Caribe Soul

Tapas Restaurant

48 Middletown Ave
New Haven, CT 06513
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Data Room
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $10,000 invested.
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THE PITCH
Caribe Soul is seeking investment to build the Caribe Soul brand of retail foods.
Lease SecuredAdding A LocationExpanding LocationOperating Pop-upsGenerating Revenue
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OUR STORY

After years of successful operations as food truck, we launched our first concept, Madeline's Empanaderia, in April to overwhelming demand and
community support. To ensure that we're able to serve the greater New Haven community, we're looking to expand our brand with Caribe Soul.

Our team specializes in empanadas featuring Caribbean flavors and spices and unique tapas influenced by our worldwide experiences.
Our community ecosystem includes seated dining, takeout, our sauce line, and a collection of family-focused workshops designed to share our
love of Caribbean-inspired cuisine with the community.
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INTENDED USE OF FUNDS

The primary use for the capital raised on Mainvest will be a down payment on a production facility for the Caribe Soul line of retail foods,
including:

Chipotle mayo - available now
Salsa verde - available now
Authentic frozen empanadas - coming soon
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SOME OF OUR EMPANADAS AND OTHER REGIONAL ENTREES
Previous
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What people are saying:

"The truck was at a wedding we attended this past weekend and my son, who has autism, is obsessed with trucks. The entire staff was
wonderful with him when he wanted to go over and see the truck and even let him look inside. The food was excellent as well! If we ever have an
event where we have the opportunity to have a food truck, this would be our first choice, for both food and service. Thank you!" - Stacey
Galbicsek

"Excellent food, excellent service. The two ladies running the truck were incredibly nice and the food was delicious. Would definitely
recommend." -Brendan Hallett

"My sister and I split some empanadas to try. Guava lava, strawberry cheesecake, cheeseburger, and rican jerk. All to die for! The wait is
definitely worth it, plus makes me happy for the truck because it means a local business is doing well! Keep it up! We will be back!" - Diana
Gregory

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PRESS
From classic Cuban sandwiches to Coca Cola wings, Madeline's Empanaderia in New Haven transcends its food-truck origins

Former food truck owners Hazel Lebron and Maurice Watson bring their shared culinary...

Two New Haven food truckers come together to not only start a new family but open new restaurant Madeline's Empanaderia

Two New Haven food truckers are coming together to open a new restaurant and to start a family.

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THE TEAM
Hazel Lebron
Partner and Head Chef, Caribe Soul
Maurice Watson
Partner and Head Chef, Madeline's
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Down payment on building $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$240,000	$264,000	$282,480	$296,604	$305,502
Cost of Goods Sold	$96,000	$105,600	$112,992	$118,641	$122,200
Gross Profit	$144,000	$158,400	$169,488	$177,963	$183,302

EXPENSES

Rent	$12,000	$12,300	$12,607	$12,922	$13,245
Utilities	$7,200	$7,380	$7,564	$7,753	$7,946
Salaries	$48,000	$52,800	$56,496	$59,320	$61,099
Insurance	$2,040	$2,091	$2,143	$2,196	$2,250
Repairs & Maintenance	$1,500	$1,537	$1,575	$1,614	$1,654
Operating Profit	$73,260	$82,292	$89,103	$94,158	$97,108

This information is provided by Caribe Soul. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
llc paper.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $75,000
Amount Invested $0
Investors 0
Investment Round Ends November 12, 2021
Summary of Terms
Legal Business Name Caribe Soul LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.8×
Investment Multiple 1.5×
Business's Revenue Share 6.1%-9.2%
Minimum Investment Amount $100

Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2029
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Caribe Sol's fundraising. However, Caribe Sol may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Caribe Sol to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Caribe Sol operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Caribe Sol competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Caribe Sol's core business or the inability to compete successfully against the with other competitors could negatively affect Caribe Sol's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Caribe Sol's management or vote on and/or influence any managerial decisions regarding Caribe Sol. Furthermore, if the founders or other key personnel of Caribe Sol were to leave Caribe Sol or become unable to work, Caribe Sol (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Caribe Sol and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Caribe Sol is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Caribe Sol might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Caribe Sol is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Caribe Sol

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Caribe Sol's financial performance or ability to continue to operate. In the event Caribe Sol ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Caribe Sol nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Caribe Sol will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Caribe Sol is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Caribe Sol will carry some insurance, Caribe Sol may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Caribe Sol could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Caribe Sol's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Caribe Sol's management will coincide: you both want Caribe Sol to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Caribe Sol to act conservative to make sure they are best equipped to repay the Note obligations, while Caribe Sol might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Caribe Sol needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Caribe Sol or management), which is responsible for monitoring Caribe Sol's compliance with the law. Caribe Sol will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Caribe Sol is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Caribe Sol fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Caribe Sol, and the revenue of Caribe Sol can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Caribe Sol to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Caribe Soul. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Caribe Soul isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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